EXHIBIT 99.1

Yamana Gold Announces Its Intention to List on the Main Market of the London Stock Exchange

This announcement is an advertisement for the purposes of the UK Prospectus Rules and not a prospectus and not an offer of securities for sale in any jurisdiction, including in or into Australia, Canada, Japan, the Republic of South Africa or the United States. Investors should not purchase or subscribe for any shares referred to in this announcement except on the basis of information in the prospectus (the "Prospectus") that will be published by Yamana Gold, in connection with the proposed admission of its common shares ("common shares") to the Standard Listing segment of the Official List of the UK Financial Conduct Authority (“FCA”) and to trading on the Main Market for listed securities of London Stock Exchange plc (the "London Stock Exchange" or "LSE") (together, "LSE listing"). Once approved, the Prospectus will be available on the Company’s website: www.yamana.com.

TORONTO, July 20, 2020 (GLOBE NEWSWIRE) --  YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) is pleased to announce it is in the advanced stages of the application process with the Financial Conduct Authority and the London Stock Exchange (“LSE”) for the admission of the Company’s common shares to the standard segment of the Official List and to trading on the LSE’s Main Market.

Highlights

  Yamana is in the advanced stages of the LSE listing process and intends for the Company’s common shares to be admitted to the standard segment of the Official List and to trading on the LSE’s Main Market in the next few months.
  In addition to its other listings on the New York Stock Exchange and the Toronto Stock Exchange, the Company believes that a listing on the LSE is well positioned to bring European investors on to the Company’s share register.
  The LSE listing will provide all investors access and exposure to:
    A large Canadian-based precious metals producer with significant gold and silver production in established mining jurisdictions in the Americas and a proven track record of new discoveries and conversion of mineral resources to mineral reserves.
    Five high-quality, long-life producing mines in mining-friendly jurisdictions.
    A production platform of approximately 1 million gold equivalent ounces (“GEO”)(1) in 2021 and 2022 with a low cost structure.
    Strong and increasing free cash flow along with continued future growth with low near-to-medium term capital commitments.
    A strong value proposition based on trading multiples, a rising cash flow profile, and a considerable net asset value base with significant near-future improvement opportunities.
    A portfolio of well-advanced development projects, highly prospective exploration properties and strategic investments throughout the Americas that provide optionality for value creation via development or asset monetizations that can further strengthen the financial position of the Company.
    A commitment to the highest ESG (environmental, social and governance) standards with a long track record of sustainable development and environmental stewardship in the communities and countries in which the Company operates.
    A strong balance sheet with net debt below $769 million with a net debt(2) leverage ratio of 1.0x and trending below 0.5x in the next few years.
    A track record of delivering cash returns to shareholders with dividends which to date have accumulated to over $940 million since dividends were first paid just over thirteen years ago and which, more recently, increased three times in the last year for a cumulative increase of more than 210%.
  The Company is not intending to raise equity capital in conjunction with the LSE listing.

LSE Listing

By listing on the LSE, Yamana intends to become the ‘investment of choice’ in London for those looking for exposure to gold, supported by a strong, sustainable dividend.

Among the factors considered by the Company in pursuing the listing, the Company noted that the LSE currently has a limited number of sizeable pure-play gold producers with annual production of 1 million ounces or more, all of which comes from mines in established mining jurisdictions in the Americas with supportive infrastructure and protocols relating to mining. Yamana believes the LSE listing will provide UK and European investors with greater, more local exposure to a new high-quality investment choice of a type not currently available on the exchange.

Listing on the LSE will offer Yamana improved liquidity and allow the Company to expand its share register with an enlarged investor base.

Peter Marrone, Executive Chairman of Yamana Gold, commented:

“This is an ideal time to be to be joining the London market. Yamana is in as strong a position as it has ever been, with a strong and rising cash flow profile, an outstanding portfolio of producing mines and projects, and a number of compelling opportunities to grow organically. We have the balance sheet strength to advance these opportunities while continuing to increase shareholder returns, as evidenced by the three increases to our dividend over the past 12 months.

“Significant upside for gold equities remains, driven by recent events and the macroeconomic backdrop. As an Americas-focussed gold producer, with a first-class management team and Board, alongside a healthy dividend yield, Yamana offers a new, high-quality investment choice for the European investor looking for long-term exposure to gold.

“Investing in gold is prudent at any time, but investing in a multi-asset, multi-jurisdictional, sizeable and diversified and high-quality gold producer, with a strong balance sheet and a commitment to paying dividends, is better still.”

Daniel Racine, President and Chief Executive Officer, added:

“We pride ourselves on operational excellence and a whole-hearted commitment to the highest standards on environmental, social, and governance behaviour. We believe these qualities will resonate well with European and UK investors who focus on the London market.”

Track Record of Operational Strength, Financial Performance, Delivering Returns to Shareholders: A Compelling Investment Case

Yamana’s diversified portfolio of five high-quality, long-life mines in mining-friendly jurisdictions in the Americas includes the Canadian Malartic Mine (Canada, 50% interest), the Jacobina Mine (Brazil), the El Peñón Mine (Chile), the Cerro Moro Mine (Argentina) and the Minera Florida Mine (Chile).

In 2019, Yamana’s production platform was approximately 1 million GEO at all-in-sustaining costs (“AISC”)(2) below $980 per GEO. The Company delivered on financial results with 2019 highlights including $1,612.2 million in revenue and net earnings of $225.6 million at an average gold price of $1,392 per ounce. Cash flow from operating activities rose to $521.8 million, a 29% year-over-year increase that contributed to a $771.1 million decrease in net debt.

The Company views the payment of dividends as an important mechanism to manage its capital base, create financial discipline, and maximize returns for shareholders. The Company has begun to report dividends on a GEO basis with a target range of $50 to $100 per GEO annually for shareholders.

Yamana’s strong financial and operational performance has continued into 2020 with the Company continuing to generate significant cash flows, reducing net debt and further increasing financial flexibility. In its second quarter ended June 30, 2020, net debt decreased by approximately $100 million to below $769 million. The Company’s cash position at the end of the second quarter was in excess of $320 million.

The Company also continues to deliver on its portfolio optimization strategy, which generates value from a pipeline of development projects, exploration properties and other strategic assets, notably the Agua Rica project (Argentina), the Monument Bay project (Canada), the Suyai project (Argentina), and interests in Equinox Gold (TSX:EQX; NYSE American:EQX) and Nomad Royalty (TSX:NSR; OTCQX:NSRXF). These, and other assets in the Company’s portfolio, provide Yamana with a high degree of optionality to create long-term shareholder value via development or through monetizations that can increase cash flow and further strengthen the Company’s financial position.

Appointment of Legal Advisor, Corporate Broker, and Public Relations

Yamana has engaged Memery Crystal LLP as its legal advisors and retained Tavistock Communications Ltd. to provide financial public relations and investor relations services in the UK. The Company has engaged Velocity Trade Capital Ltd. as a Canadian financial advisor and has initiated the process of appointing UK corporate brokers.

About Yamana Gold

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
+1 416-815-0220
1-888-809-0925
Email: investor@yamana.com

Tavistock (UK Public Relations)
Jos Simson / Charles Vivian / Emily Moss
Telephone: +44 7899 870 450 / +44 7977 297 903 / +44 778 855 4035
Email: yamana@tavistock.co.uk

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance including guidance and liquidity and the Company’s intentions with respect to listing on the LSE. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the UKLA not approving the Company’s eligibility for listing, unforeseen impacts on guidance, liquidity, cash flow, monetization initiatives, and available residual cash, an inability to maintain a cash reserve fund balance that can support current or future dividend increases, the outcome of various planned technical studies, production and exploration, development, optimizations and expansion plans at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture or jointly owned operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

All amounts are expressed in United States Dollars unless otherwise indicated.

  GEO includes gold plus silver converted to gold equivalent at a ratio of 86.10 for the guidance period of 2021-2022.
  A cautionary note regarding non-GAAP performance measures as well as detailed reconciliations are included in 'Section 10: Non-GAAP Performance Measures' of the Company's Management, Discussion and Analysis of Operations and Financial Conditions, available on the Company's website at www.yamana.com, and on SEDAR at www.sedar.com.